EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands).

						Six
						Months
						Ended
	Year Ended December 31,					June 30,
(In Thousands)	2010	2011	2012	2013	2014	2015
Earnings:
Income (loss) before income taxes	$(111,378)	$(96,853)	$(68,881)	$(38,379)	$(35,670)	$(18,671)
Add: Fixed charges	332	452	369	356	234	116
Less: Capitalized interest	—	—	—	—	—	—
Coverage Deficiency	$(111,046)	$(96,401)	$(68,512)	$(38,023)	$(35,436)	$(18,555)
Fixed Charges:
Interest expensed	$—	$124	$—	$—	$—	$—
Estimated interest portion of rent
expense	332	328	369	356	234	116
Fixed charges	$332	$452	$369	$356	$234	$116
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A
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(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of estimated interest expense on outstanding lease liabilities and amortization of debt discount and accrual of interest on outstanding debt.